Schwab Network Transcript

Blue Macellari – July 29; 9:30 a.m.

“Opening Bell w/ Nicole Petallides”

https://schwabnetwork.com/video/tknz-s-playbook-sec-compliant-tokens-active-management-and-the-clarity-act

TRANSCRIPT

Nicole Petallides

Welcome back to Opening Bell. I'm Nicole Petallides. We have the latest from the floor of the New York Stock Exchange. Right now, Dow is down about 386 points. And we have a special guest here for you, Blue Macellari with me, head of digital asset strategy at T Rowe Price. Now, this is an exciting development in that I think about TROW. It's one of the oldest, most established large asset managers. And here we go into crypto, a new crypto ETF. It's time and we've seen a lot of the big institutions doing this. Why now?

Blue Macellari

Thank you for having me, first of all. I think for us, we've been building our capabilities for the last several years. Going on four years, we've been trading multiple names internally, running an internal portfolio. And I think what we were looking for was enough regulatory certainty that we could bring to market an actively managed crypto ETF. We think that that's the right type of product for this market. And so we were waiting for that sort of certainty to be able to bring it.

Nicole Petallides

So TKNZ, what will be in this crypto ETF?

Blue Macellari

So TKNZ, the good ticker. So the investable universe is actually incredibly flexible. So the universe consists of the SEC generic listing standards tokens. So if there can be a crypto ETF on it, it is in our eligible universe. And then within that, we can allocate across any tokens that we'd like to. We actively manage the portfolio and usually hold between five and 15 names

Nicole Petallides

And I think about what's been going on with Bitcoin and a lot of folks have some patience. They need to have some patience this year. I mean, dropped as low as $57,000 and changed when it was $127,000. So that's a big range for 52 weeks. And, you know, you can't say it was a high rate environment because it wasn't, but there was maybe other things happening, money getting allocated to AI. I was even thinking some margin calls that were coming up recently. You know, why is Bitcoin been left behind a bit and down over one year of 46%?

Blue Macellari

It's been a difficult market for the past year. It's what we generally refer to as a crypto winter. And we call it a crypto winter rather than a bear market because it tends to be sort of long, hard, cold. I think what we had was a run-up of two years of just constant non-stop, great news for the entire industry, transformational news. So we had a supportive SEC, we got a lot of regulatory guidance, we got rules of the road, we had ETF access, and I think One of the things that happened was the market was really coming off a two-year sort of sugar high of non-stop news. And when you have that type of transformation, then the news comes to an end. And something that the crypto market doesn't do well is sit still. And I think the other piece is that there has been a lot of emphasis on what institutions are building in this space and tokenization. And I think particularly crypto investors need to be patient as we see traditional institutions sort of do those things, build those tokenized capabilities, which enhances and sort of increases adoption and builds value on chain. But it’s…

Nicole Petallides

And it's vast. I mean, the tokenization and the evolution of what's happening is, as you just noted, it's being adopted, it's being understood, and it's happening across the board. The other elements that maybe come into play the dollar, rates, we have a Fed day today. Where are you watching those as far as something like this ETF?

Blue Macellari

So we've seen crypto markets be sort of fairly sanguine going into the Fed decision today. I think other asset classes are responding more. We are really focused on watching two different things right now. The first one being the Clarity act and what that means. Obviously people are looking for that to pass or not pass before the August recess. And I think that's going to be a really important market factor. I actually don't think, and this is a very contrarian view, I actually think Clarity Act is a nice to have for the long term. I don't think that it stops adoption. I don't think it stops institutional building if we don't get it.

Nicole Petallides

I mean it's hit some hurdles recently pertaining to the ethics part of it that the president put together. A week ago there was so much momentum and it really looked like it was going through before the August 8th recess. Now it seems to be a different picture and so as for someone who's a pro in the crypto world It's a good thing you're saying, we don't have to have it, it's not a must have, it'd be nice to have, but you have the Genius Act, right? You know, as far as investors, what kind of demand are you seeing and what kind of expectations or what are you promising them as they, this is an actively managed fund, which that makes it exciting and obviously on top of things, but what do you tell them about where this could be headed? Because we're at 50, you know, the low is 57,000 on Bitcoin, but you're looking at the other tokens too. What's the outlook here and what was the demand for this?

Blue Macellari

So we've had a great reception and there's been a lot of uptake from retail in particular, which is something you see with crypto ETF products. Our view is that in particular in markets like this, active management matters. So we have fundamental research. We look at sort of narrative sector growth, adoption, and then we also look at momentum and trend on top of that. So while people focus on Bitcoin down substantially 52%, 56%, since the fall, people also, it's important to recognize there are single tokens that have done really well in the past several months. Hyperliquid is up 128% year to date. So active management matters and picking those tokens makes a big difference.

Nicole Petallides

All right. Well, it's great to have you, Blu. Thank you so much for being with us. Blue Macellari, Head of Digital Assets Strategy, T. Rowe Price. Thank you.